Exhibit 20




News Release


                              FOR IMMEDIATE RELEASE


          New York, N.Y. - December 20, 2001. The City Investing Company Liquidating Trust (NASDAQ: CNVLZ) announced today that it has commenced an active program to rationalize its remaining assets and contingent liabilities with a view to distributing its remaining funds to Unit holders as promptly as possible.

          A spokesman for the Trust noted that the Trust had not yet been able to resolve all potential claims against the Trust assets. The spokesman also cautioned that the timing of the final resolution of these claims and distribution of the Trust's remaining assets could not be predicted with accuracy.